

March 19, 2018

Via E-Mail
Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

    **Re:**    **Cincinnati Bell Inc.**
          **PREC14A filed on March 9, 2018**
          **Filed by GAMCO Asset Management Inc., Mario Gabelli *et al.***
          **File No. 1-08519**

Dear Ms. Gonzalez-Sussman:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 9, 2018 - General

1. Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed, including the information in Schedule II on page II-1.

Background to the Solicitation, page 4

2. Refer to the second bullet point on this page. Provide more details about the "forum for shareholders to express their view on the Company's previously announced plans acquire Hawaiian Telecom." When did this forum occur and who was present? What was the format of the forum (in person meeting, teleconference, etc.)? How were the shareholders involved able to express their views?

3. Refer to our last comment above. Are the shareholders involved in this meeting, which occurred two months before you sent the Company notice of your intent to nominate individuals for election to the Cincinnati Bell board of directors, participants in this solicitation? Assuming you do not believe so, explain why in your response letter. We may have further comments.

4. Refer to your statement in the second to last bullet point on page 4. Please revise to express this statement (regarding the validity of your nominations) as a belief.

Reasons for the Solicitation, page 5

5. You state that GAMCO "is skeptical about the potential synergies and/or benefits that come from a telecommunications company in Hawaii…" In light of this belief, summarize your plans with respect to the Hawaiian Telecom acquisition, assuming your nominees are elected to the board of directors.

6. Provide some additional detail regarding the "opportunities in other locations where returns and investment opportunities are more favorable" that you cite in this section.

Proposal No. 1 – Election of Directors, page 6

7. On page 8 in this section, note that shareholders voting your proxy can "round out" their slate using your card and describe that process.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

                                        Sincerely,

                                        /s/ Christina Chalk

                                        Christina Chalk
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions